                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                       For the quarter ended June 30, 1999

                      SPARKLING SPRING WATER GROUP LIMITED

           19 FIELDING AVENUE, DARTMOUTH, NOVA SCOTIA, CANADA B3B 1C9
                    (Address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]



                 Form 20-F   X                   Form 40-F
                           ------                           ---------

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]



                 Yes                             No             X
                           ------                           ---------
                 SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                  Sparkling Spring Water Group Limited


                                   By:
                                       ----------------------------------------
                                   Name:    David M. Arnold
                                   Title:   Vice President Finance, Treasurer


Date:
     --------------------

                         TABLE OF ADDITIONAL REGISTRANTS

                                                                                                            PRIMARY STANDARD
                                                                                                               INDUSTRIAL
                                                                  STATE OR OTHER JURISDICTION OF          CLASSIFICATION CODE
EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER              INCORPORATION OF ORGANIZATION                  NUMBER

Sparkling Spring Water Limited                                    Nova Scotia                                     5149
Spring Water, Inc.                                                Delaware                                        5149
Cullyspring Water Co., Inc.                                       Washington                                      5149
Crystal Springs Acquisition, Inc.                                 Delaware                                        5149
Canadian Springs Water Company Limited                            Nova Scotia                                     5149
Nature Springs Water Company Limited                              England                                         5149
Aquaporte (UK) Limited                                            England                                         5149
Krystal Fountain Water Co. Limited                                England                                         5149
Marlborough Employment Limited                                    Scotland                                        5149
Water at Work Limited                                             Scotland                                        5149
Natural Water Limited                                             Scotland                                        5149



         The address of the principal executive offices of each of the Additional Registrants is the same as for Sparkling Spring Water Group Limited, as set forth on the cover page of this Report.

                      Sparkling Spring Water Group Limited

                         Quarterly Report On Form 6 - K
                       For The Quarter Ended June 30, 1999


                                      INDEX

                                                                                    Page

Part I   Financial Information

Item 1.  Financial Statements


         Consolidated Balance Sheets as of June 30, 1999
         and December 31, 1998.......................................................1

         Consolidated Statements of Operations for the three and six month periods ended June 30, 1999 and 1998........................................2

         Consolidated Statements of Cash Flows for the six months
         ended June 30, 1999 and 1998................................................3

         Notes to Consolidated Financial Statements................................. 4

Item 2.  Management's Discussion And Analysis Of
         Financial Condition And Results Of Operations...............................7

Part II. Other Information

Item 6.  Exhibits and Reports on Form 6-K...........................................11

Part I   Financial Information

Item 1.  Financial Statements


                      SPARKLING SPRING WATER GROUP LIMITED

                           CONSOLIDATED BALANCE SHEETS

(in U.S. dollars)                                                            June 30,            December 31,
                                                                               1999                  1998
                                                                           ------------        -------------
ASSETS                                                                      (Unaudited)
Current
Cash and cash equivalents                                               $       986,728        $   9,728,373
Accounts receivable                                                          12,445,720           10,983,492
Inventories [NOTE 3]                                                          1,156,687            1,340,350
Prepaid expenses                                                              1,790,122            1,320,054
                                                                           ------------        -------------

              Total current assets                                           16,379,257           23,372,269

Deferred taxes                                                                  472,096              854,240
Fixed assets                                                                 32,935,175           31,136,458
Goodwill and deferred charges                                                50,025,681           51,127,488
Due from parent company                                                       1,142,872            1,142,872
Other assets [NOTE 4]                                                           616,728                    -
                                                                          -------------  -------------------


              Total assets                                                 $101,571,809         $107,633,327
                                                                           ------------        -------------
                                                                           ------------        -------------
LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)

Current
Accounts payable and accrued liabilities                                 $    8,441,514       $    9,107,830
Income tax payable                                                                    -              130,000
Customer deposits                                                             5,186,493            5,032,841
Senior bank debt - operating line [NOTE 8]                                    5,889,067                    -
Debt due within one year                                                      1,084,384            1,399,116
                                                                           ------------        -------------

              Total current liabilities                                      20,601,458           15,669,787
                                                                           ------------        -------------
Obligations under capital leases and other debt                               2,813,445            3,252,032
Senior bank debt - term loan [NOTE 8]                                         8,551,615            7,664,961
Subordinated notes payable [NOTE 4]                                          90,000,000          100,000,000
Other liabilities [NOTE 4]                                                            -              835,998
                                                                           ------------        -------------
              Total long-term liabilities                                   101,365,060          111,752,991
                                                                           ------------        -------------


Shareholder's equity (deficit)
Capital Stock
Issued and outstanding:
Class D common shares - 1,383,328                                             6,085,838            5,769,132
Class E common shares - 5,860                                                   173,087              164,080
Less: Subscriptions receivable                                                 (107,984)            (230,003)
                                                                           ------------        -------------
                                                                              6,150,941            5,703,209
Cumulative translation adjustment                                            (3,364,019)          (3,180,597)
Deficit                                                                     (23,181,631)         (22,312,063)
                                                                           ------------        -------------
              Total shareholder's equity (deficit)                          (20,394,709)         (19,789,451)
                                                                           ------------        -------------
              Total liabilities and
               shareholder's equity (deficit)                              $101,571,809         $107,633,327
                                                                           ------------        -------------
                                                                           ------------        -------------

                             SEE ACCOMPANYING NOTES

                      SPARKLING SPRING WATER GROUP LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)


                                                               Three Months       Three Months      Six Months          Six Months
                                                                   Ended              Ended           Ended                Ended
                                                               June 30,1999       June 30, 1998    June 30,1999        June 30, 1998
                                                               ------------       -------------    ------------        -------------

(in U.S. dollars)

Revenue:
   Water                                                      $ 10,498,912     $  9,139,369     $ 19,705,381      $ 16,481,226
   Rental                                                        3,826,037        3,441,498        7,208,904         6,313,815
   Other                                                         1,779,133        1,870,847        3,602,729         3,518,420
                                                              ------------     ------------     ------------      ------------

   Total revenue                                                16,104,082       14,451,714       30,517,014        26,313,461
                                                              ------------     ------------     ------------      ------------

Cost of sales:
   Water                                                         2,141,003        1,913,638        4,136,117         3,750,151
   Other                                                           726,112          763,623        1,491,290         1,442,110
                                                              ------------     ------------     ------------      ------------

   Total cost of sales                                           2,867,115        2,677,261        5,627,407         5,192,261
                                                              ------------     ------------     ------------      ------------

Gross profit                                                    13,236,967       11,774,453       24,889,607        21,121,200

Expenses:
   Selling, delivery and administrative                          8,241,603        7,552,096       16,483,447        14,123,458
   Depreciation and amortization                                 2,369,157        1,813,695        4,894,221         3,592,004
                                                              ------------     ------------     ------------      ------------

Operating profit                                                 2,626,207        2,408,662        3,511,939         3,405,738

Interest and related expenses                                    2,396,857          929,175        5,139,255         4,303,165
                                                              ------------     ------------     ------------      ------------

Income (loss) before income taxes and extraordinary item           229,350        1,479,487       (1,627,316)         (897,427)
Provision for (recovery of) income taxes                              --            945,401             --            (186,820)
                                                              ------------     ------------     ------------      ------------

Net income (loss ) before extraordinary item                       229,350          534,086       (1,627,316)         (710,607)

Extraordinary item [NOTE 5]                                        757,748             --            757,748              --
                                                              ------------     ------------     ------------      ------------

Net income (loss)                                                  987,098          534,086         (869,568)         (710,607)

Other comprehensive income (loss):
   Foreign currency translation adjustment                          41,480           88,495         (183,422)          (31,808)
                                                              ------------     ------------     ------------      ------------

Comprehensive income (loss)                                   $  1,028,578     $    622,581     $ (1,052,990)     $   (742,415)
                                                              ------------     ------------     ------------      ------------



Basic earnings (loss) per share before extraordinary item     $       0.17     $       0.39     $      (1.17)     $      (0.51)
                                                              ------------     ------------     ------------      ------------
                                                              ------------     ------------     ------------      ------------
Diluted earnings per share before extraordinary item          $       0.16     $       0.35              N/A               N/A
                                                              ------------     ------------     ------------      ------------
                                                              ------------     ------------     ------------      ------------
Basic earnings (loss) per share                               $       0.71     $       0.39     $      (0.63)     $      (0.51)
                                                              ------------     ------------     ------------      ------------
                                                              ------------     ------------     ------------      ------------
Diluted earnings per share                                    $       0.62     $       0.35              N/A               N/A
                                                              ------------     ------------     ------------      ------------
                                                              ------------     ------------     ------------      ------------



                             SEE ACCOMPANYING NOTES

                      SPARKLING SPRING WATER GROUP LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                                           Six                  Six
                                                                       Months Ended         Months Ended
                                                                         June 30,             June 30,
                                                                           1999                 1998
                                                                       -------------      ----------------
OPERATING ACTIVITIES
Net loss                                                                $   (869,568)     $   (710,607)
Items not requiring cash
    Depreciation and amortization                                          4,894,221         3,592,004
    Deferred taxes                                                              --             (93,963)
    Amortization of deferred financing costs                                 250,620           195,357
    Extraordinary item                                                      (757,748)             --
    Cross currency swap                                                   (1,349,582)       (1,322,438)
                                                                        ------------      ------------
                                                                           2,167,943         1,660,353

Net change in non-cash working capital balances                           (2,417,095)       (2,615,071)
                                                                        ------------      ------------

Cash used in operating activities                                           (249,152)         (954,718)
                                                                        ------------      ------------


INVESTING ACTIVITIES
Purchase of fixed assets, net                                             (5,898,539)       (5,396,341)
Acquisitions                                                                    --         (11,435,477)
                                                                        ------------      ------------

Cash used in investing activities                                         (5,898,539)      (16,831,818)
                                                                        ------------      ------------

FINANCING ACTIVITIES
Increase in long-term debt                                                 6,864,796           666,990
Repayment of long-term debt                                                 (889,736)         (945,975)
Repurchase of subordinated notes payable                                  (8,500,000)             --
Issuance of common shares                                                       --             262,080
Increase in deferred charges                                                (265,749)         (957,904)
Decrease in subscription receivable                                          122,019              --
                                                                        ------------      ------------

Cash used in financing activities                                         (2,668,670)         (974,809)
                                                                        ------------      ------------

Effect of foreign currency translation on cash                                74,716           391,995

Decrease in cash and cash equivalents during the period                   (8,741,645)      (18,369,350)
Cash and cash equivalents, beginning of period                             9,728,373        27,507,257
                                                                        ------------      ------------

Cash and cash equivalents, end of period                                $    986,728      $  9,137,907
                                                                        ------------      ------------
                                                                        ------------      ------------

SUPPLEMENTAL CASH FLOW DISCLOSURE

Interest paid                                                           $  6,319,851      $  5,979,191
                                                                        ------------      ------------
                                                                        ------------      ------------

Income taxes paid                                                       $     24,666      $     25,604
                                                                        ------------      ------------
                                                                        ------------      ------------



                             SEE ACCOMPANYING NOTES

                      SPARKLING SPRING WATER GROUP LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1999
                                   (Unaudited)

1.    Basis of Presentation

         Sparkling Spring Water Group Limited ("Sparkling Spring") is incorporated under the laws of the Province of Nova Scotia, Canada and provides containered water to home and office markets in British Columbia and the Maritime provinces of Canada, England, Scotland and the Pacific Northwestern United States.

         The Company uses the US$ as its reporting currency. Balance sheet accounts of all non-U.S. entities are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Income statement accounts of all non-U.S. entities are translated into U.S. dollars at average exchange rates prevailing during the period. Gains and losses on translation are included in a separate component of shareholder's equity titled "cumulative translation adjustment".

         The accompanying unaudited consolidated financial statements have been prepared on a historical cost basis by management in accordance with United States generally accepted accounting principles for interim financial information. Accordingly, they do not include all information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited interim consolidated financial statements of the Company reflect all adjustments necessary to present fairly the financial position of the Company, the results of its operations and the changes in its cash flows for the interim periods presented. All such adjustments are of a normal recurring nature.

         The accompanying consolidated financial statements should be read in conjunction with the Audited Financial Statements for the year ended December 31, 1998 and the notes thereto contained in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.


2.    Seasonal Nature of Business

         Operating results for the three and six month periods ended June 30, 1999 are not necessarily indicative of the results that may be expected for the year ended December 31, 1999 due to the seasonal nature of the business. This seasonality results from a combination of higher unit sales of the Company's products in the second and third quarters and the accounting for such administrative and other overhead costs including but not limited to depreciation, amortization and interest expense which are not significantly impacted by business seasonality.

3.       Inventories

         Inventories consist of the following:

                                           JUNE 30, 1999    DECEMBER 31, 1998
                                           -------------    -----------------
                                            (unaudited)

      Packaging materials                  $   543,204         $   598,985
      Goods for resale                         352,923             482,733
      Cooler parts                             148,723             142,695
      Other                                    111,837             115,937
                                            ----------          ----------

                                            $1,156,687          $1,340,350
                                            ----------          ----------
                                            ----------          ----------

                      SPARKLING SPRING WATER GROUP LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     FOR THE SIX MONTHS ENDED JUNE 30, 1999
                                   (Unaudited)

4.       Derivative Financial Instruments

         In December 1997, the Company entered into two cross currency interest rate swaps with a US bank to more closely match the interest requirements of its subordinated notes with the cash flows earned by the Company's Canadian and UK subsidiaries. The Company entered into a $30 million US six year swap in British Pound Sterling and a $28 million US five year swap in Canadian dollars which was terminated in October 1998. The semi annual interest payments on the Pound Sterling swap are approximately 1.1 million pounds. At June 30, 1999 the aggregate fair market value of the Pound Sterling swap asset was approximately $617,000 in favor of the Company (at December 31, 1998 it was a $836,000 liability in favor of the bank). For the six months ended June 30, 1999, approximately $1.3 million of the $1.4 million decrease in the swap liability between December 31, 1998 and June 30, 1999 was recorded as a decrease in interest expense. For the six months ended June 30, 1998, approximately $1.3 million of the increase in the swap asset between December 31, 1997 and June 30, 1998 was recorded as a decrease in interest expense.

5.       Extraordinary Item

         In May 1999, the Company paid $8.5 million to repurchase $10 million face value of its outstanding Subordinated Notes Payable. A gain of $757,748 related to the repurchase of the Subordinated Notes has been recorded, net of applicable income taxes of $386,000 and costs of $356,252 representing a write off of a proportionate amount of deferred charges incurred in connection with the issuance of the Subordinated Notes in November of 1997.

6.     Earnings per Share

         The Company has adopted Statement of Financial Accounting Standard No. 128 (SFAS No. 128), Earnings per Share. SFAS No. 128 replaces the previous standards for presentation of primary and fully diluted earnings per share (EPS) with basic and diluted EPS. Basic EPS excludes the dilutive effect of the exercise of all outstanding options and warrants. Diluted EPS includes the dilutive effect of the exercise of all outstanding options and warrants.

         The weighted average number of shares calculated under this method for basic and diluted earnings per share is 1,389,188 and 1,636,385 respectively for the three and six months ended June 30, 1999 and 1,383,328 and 1,635,525 respectively for the three and six months ended June 30, 1998.

7.     Acquisitions

         On February 24, 1998, the Company purchased all of the outstanding capital stock of Coastal Mountain Water Corp. (Coastal) for approximately $4.3 million. Coastal is based in Vancouver, British Columbia and focuses on the direct delivery of eighteen litre containers of water to residential and commercial customers and the rental of water coolers.

         On May 15, 1998, the Company purchased all of the outstanding shares of Krystal Fountain Water Co. Limited (Krystal Fountain) for approximately $6.7 million. Krystal Fountain operates in the M25 area in London, England.

         On August 31, 1998, the Company purchased the assets of the Springfield Water Division of Brio Industries Inc. ("Springfield") for approximately $3.9 million. Springfield operates primarily in the Vancouver, British Columbia market.

         The following unaudited pro forma information presents a summary of consolidated results of operations as if the acquisitions of Coastal Mountain Water Corp., Krystal Fountain Water Co. Limited and the Springfield Water Division of Brio Industries Inc. had occurred at January 1, 1998.

                                                        Six Months         Six Months
                                                           Ended              Ended
                                                       June 30, 1999      June 30, 1998
                                                       -------------      -------------

      Total revenue                                     $30,517,014      $28,797,539
      Net loss                                            (869,568)        (613,179)
      Extraordinary item                                    757,748                -
      Basic earnings (loss) per share                        (0.63)           (0.44)

                      SPARKLING SPRING WATER GROUP LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     FOR THE SIX MONTHS ENDED JUNE 30, 1999
                                   (Unaudited)
8.       Senior Credit Facility


         On May 26, 1998, the Company completed a $40 million Senior Credit Facility for purposes of financing future capital investments, working capital, business acquisitions and general corporate purposes. As at December 31, 1998, the Company was in violation of a financial covenant under the Senior Credit Facility. On May 17, 1999, the Company finalized an agreement with its lenders to amend the Senior Credit Facility (the "Amended Facility"). The Amended Facility restores the Company's compliance with all financial covenants and includes three separate credit facilities totaling $30 million.

         The Amended Facility is structured as a multi-currency facility and provides for a $15 million operating line which is renewable annually by April 30th, a $5 million five year acquisition line and a $10 million short term credit line expiring October 31, 1999 that provides the Company with flexibility to repurchase, at its discretion, certain of the Company's outstanding Subordinated Notes Payable. Any amounts borrowed under this Facility will be repaid ratably over a five-year period commencing October 31, 2000. The Company has pledged as collateral a first priority security interest granted in favor of the lenders over substantially all of the assets of the Company. The Company's obligations under the Amended Facility rank senior to the payment of the Company's Subordinated Notes Payable.

9.    Summary of Business Segments

         The Company's business segments derive substantially all their revenues from the sale of bottled water and the rental of water coolers. The Company has identified three primary business segments: Canada, the United Kingdom and the United States.

                Segment detail is summarized as follows:

                                                    Three Months      Three Months       Six Months         Six Months
                                                        Ended             Ended             Ended             Ended
                                                    June 30, 1999     June 30, 1998     June 30, 1999     June 30, 1998
                                                    -------------     -------------     -------------     -------------
Revenue:
Canada                                              $  6,594,048      $  5,826,404       $12,100,812         $10,392,122
United Kingdom                                         6,183,723         5,653,920        11,887,466          10,178,948
United States                                          3,326,311         2,971,390         6,528,736           5,742,391
                                                     -----------       -----------       -----------         -----------
                                                     $16,104,082       $14,451,714       $30,517,014         $26,313,461
                                                      ----------        ----------        ----------          ----------
                                                      ----------        ----------        ----------          ----------
Net income before depreciation,
 interest, income taxes and extraordinary item:
Canada                                                $2,081,463        $1,621,518        $3,207,131          $2,360,734
United Kingdom                                         2,224,652         1,878,373         4,132,668           3,320,358
United States                                            895,141           922,182         1,506,888           1,516,366
Unallocated corporate overhead                          (205,892)         (199,716)         (440,527)           (199,716)
                                                      ----------        ----------        ----------          ----------

                                                      $4,995,364        $4,222,357        $8,406,160          $6,997,742
                                                      ----------        ----------        ----------          ----------
                                                      ----------        ----------        ----------          ----------

10.   Comparative Figures

         Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

ITEM 2.           Management's Discussion And Analysis Of
                  Financial Condition And Results Of Operations

         The following is management's discussion and analysis of certain significant factors which have affected the Company's financial position and operating results during the periods included in the accompanying consolidated financial statements.

  RESULTS OF OPERATIONS

         The following table sets forth, for the periods indicated certain statement of operations and other data of the Company.

                                                  Three Months       Three Months       Six Months       Six Months
                                                      Ended              Ended             Ended            Ended
                                                  June 30, 1999     June 30, 1998      June 30, 1999    June 30, 1998
                                                  -------------     -------------      -------------    -------------

Revenue                                                 100%              100%             100%             100%

Cost of sales                                           17.8              18.5             18.4             19.7
                                                        ----              ----             ----             ----

Gross profit                                            82.2              81.5             81.6             80.3

Selling, delivery and administrative                    51.2              52.3             54.0             53.7
                                                        ----              ----             ----             ----

EBITDA                                                  31.0              29.2             27.6             26.6

Depreciation and amortization                           14.7              12.6             16.0             13.7
                                                        ----              ----             ----             ----

Operating profit                                        16.3              16.6             11.6             12.9

Interest and related expenses                           14.9               6.4             16.9             16.3
                                                        ----               ---             ----             ----

Income (loss) before income taxes and
   extraordinary item                                    1.4              10.2             (5.3)            (3.4)

Provision for (recovery of) income taxes                   -               6.5               -              (0.7)
                                                        ----               ---            ----               ---

Net income (loss) before extraordinary item              1.4               3.7             (5.3)            (2.7)

Extraordinary item                                       4.7                 -              2.5                -
                                                         ---              ----              ---             ----

Net income (loss) before extraordinary item              6.1               3.7             (2.8)            (2.7)
                                                         ---              ----              ---             ----
                                                         ---              ----              ---             ----



THREE MONTHS ENDED JUNE 30, 1999 COMPARED TO THE THREE MONTHS ENDED JUNE 30,
1998

         REVENUE. Revenue increased $1.6 million or 11.4% to $16.1 million in the three months ended June 30, 1999 compared to $14.5 million in the three months ended June 30, 1998. Revenues from acquisitions completed during and after the 1998 second quarter accounted for approximately $0.9 million of the increase. Revenue growth was reduced by approximately $0.3 million or 2.1% due to declines in both the Canadian Dollar and Pound Sterling. The balance of the increase was from growth in sales from the Company's higher customer location base. The Company's customer locations ended the second quarter at 153,000, down 2,000 from December 31, 1998. Excluding a customer base adjustment to eliminate accounts that have not purchased a product in the last 84 days, the Company's actual customer base grew by approximately 2,800 during the quarter.

          COST OF SALES. The cost of sales increased by $0.2 million or 7.1% to $2.9 million in 1999 compared to $2.7 million in 1998 as a result of both acquisitions completed since the 1998 period and growth in the company's underlying customer base. The cost of sales as a percentage of revenue decreased by 0.7% from 18.5% in the 1998 period to 17.8% in the 1999 second quarter as a result of an increase in the percentage of revenues derived from higher margin home and office water sales and cooler rental revenues. Revenues from sales of lower margin small pack cases declined approximately 5% during the second quarter.

         OPERATING EXPENSES. Selling, delivery, and administrative operating expenses increased by $0.7 million or 9.1% to $8.2 million in the 1999 second quarter from $7.5 million in the 1998 period. This increase is primarily due to a $0.2 million increase in bad debt reserves and approximately $0.4 million from businesses acquired during and after the 1998 period. As a percentage of revenue, selling, delivery and administrative expenses decreased from 52.3% in the 1998 period to 51.2% in the 1999 second quarter. Increases in the Company's semi-fixed operating expenses were more than offset by the growth in the Company's revenues.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased by 30.6% or $0.6 million to $2.4 million from $1.8 million in the 1998 period. This increase was the result of depreciation of capital expenditures made in 1999 to support the growth in the Company's water cooler customer base and due to the significant increase in fixed and intangible assets acquired as a result of acquisitions consummated during and after the 1998 period.

         OPERATING PROFIT. The Company's operating profit increased by 9.0% or $0.2 million to $2.6 million from $2.4 million in 1998 as a result of the changes noted above. As a percentage of revenue, operating profit decreased to 16.3% in the 1999 second quarter from 16.6% in the 1998 period due principally to the increase in depreciation and amortization expense as discussed above. Earnings before interest, taxes, depreciation and amortization expense ("EBITDA") increased by 18.3% or $0.8 million to $5.0 million from $4.2 million in the 1998 period. As a percentage of revenue, EBITDA increased to 31.0% in the 1999 quarter from 29.2% in the 1998 period as a result of the changes noted above.

         INTEREST EXPENSE. Interest expense increased by $1.5 million from $0.9 million in the second quarter of 1998 to $2.4 million in the 1999 quarter. Interest expense was reduced by $0.9 million in the second quarter of 1999 and by $1.9 million in the 1998 quarter as a result of interest accrued due to the fluctuating value of the Company's currency swap (see Note 4 of the Notes to Consolidated Financial Statements included elsewhere in this Report). Excluding the impact of accounting for the cross currency swap, interest expense in the 1999 second quarter increased by $0.5 million over the 1998 period as a result of higher borrowing levels incurred to fund capital expenditures and business acquisitions during and after the 1998 period.

  SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 1998

         REVENUE. Revenue increased $4.2 million or 16.0% to $30.5 million in the six months ended June 30, 1999 compared to $26.3 million in the six months ended June 30, 1998. Revenues from acquisitions completed during and after the 1998 second quarter accounted for approximately $2.5 million of the increase. Revenue growth was reduced by approximately $0.7 million or 2.5% due to declines in both the Canadian Dollar and Pound Sterling. The balance of the increase was from growth in water sales from the Company's higher customer location base. The Company's customer locations ended the second quarter at 153,000, down 2,000 from December 31, 1998. Excluding a customer base adjustment to eliminate accounts that have not purchased a product in the last 84 days, the Company's actual customer base grew by approximately 4,000 during the first half of 1999.

         COST OF SALES. The cost of sales increased by $0.4 million or 8.4% to $5.6 million in 1999 compared to $5.2 million in 1998 as a result of both acquisitions completed since the 1998 period and growth in the Company's underlying customer base. The cost of sales as a percentage of revenue decreased by 1.3% from 19.7% in the 1998 period to 18.4% in 1999. This decrease was primarily due to an increase in the percentage of revenues derived from higher margin home and office water sales, increased cooler rental revenues and improved production efficiencies. Revenues from sales of lower margin small pack cases declined approximately 3% during the first half of 1999.

         OPERATING EXPENSES. Selling, delivery, and administrative operating expenses increased by $2.4 million or 16.7% to $16.5 million for the six months ended June 30, 1999 compared to $14.1 million in the 1998 period. This increase is primarily due to a $0.4 million increase in bad debt reserves and approximately $1.2 million from businesses acquired during and after the 1998 period. The balance of the increase was primarily related to additional expenses necessary to support the Company's increased customer base that was up over 12% from the year ago period, including an increase in general and administrative expenditures to fund increases in corporate personnel and enhanced computer systems. As a percentage of revenue, operating expenses increased from 53.7% to 54.0%. This increase was a result of increased bad debt reserves (1.1%) and increased spending on corporate personnel which was partially offset by improved operating efficiencies on the increased revenues.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased by 36.3% or $1.3 million to $4.9 million from $3.6 million in the 1998 period. As a percentage of revenue, depreciation and amortization expense increased by 2.3% from 13.7% to 16.0%. This increase was the result of depreciation of capital expenditures made in 1999 to support the growth in the Company's water cooler customer base and due to the significant increase in fixed and intangible assets acquired as a result of acquisitions consummated during and after the 1998 period.

         OPERATING PROFIT. The Company's operating profit increased by 3.1% or $0.1 million to $3.5 million from $3.4 million as a result of the changes noted above. As a percentage of revenue, operating profit decreased from 12.9% in the 1998 period to 11.6% in the six months ended June 30, 1999 as the decrease in the cost of sales percentage was offset by the increase in the depreciation and amortization expense as discussed above. EBITDA increased by 20.1% or $1.4 million to $8.4 million from $7.0 million in the 1998 period as a result of the changes noted above. As a percentage of revenues, EBITDA increased to 27.6% in the 1999 first half from 26.6% in the 1998 period due principally to the improvement in the Company's gross profit margin.

         INTEREST EXPENSE. Interest expense increased by $0.8 million from $4.3 million in the 1998 period to $5.1 million in the 1999 period. Interest expense was reduced by approximately $1.3 million in both the six months ended June 30, 1999 and 1998 as a result of interest accrued due to the fluctuating value of the Company's currency swap (see Note 4 of the Notes to Consolidated Financial Statements included elsewhere in this Report). Excluding the impact of accounting for the cross currency swap, interest expense for the six months ended June 30, 1999 increased by approximately $0.8 million as a result of higher borrowing levels incurred to fund capital expenditures and business acquisitions during and after the 1998 period.


LIQUIDITY AND CAPITAL RESOURCES

         Historically, the Company has funded its capital and operating requirements with a combination of cash flow from operations, borrowings under bank credit facilities and equity investments from shareholders. The Company has utilized these sources of funds to make acquisitions, to fund significant capital expenditures at its properties, to fund operations and to service debt. The Company presently expects to fund its future capital and operating requirements at its existing operations through a combination of existing cash balances, cash generated from operations and borrowings under the Senior Credit Facility (see below).

         Net cash used in operating activities was $0.2 million for the six months ended June 30, 1999 and $1.0 million for the 1998 period. Net cash used in investment activities was $5.9 million in 1999 and $16.8 million in 1998. The 1998 balance includes $11.4 million related to the acquisitions of Coastal Mountain Water Corp. and Krystal Fountain Water Co. Limited. The Company made net capital expenditures of $5.9 million in the six months ended June 30, 1999 and $5.4 million in the six months ended June 30, 1998. Capital expenditures in the 1999 period are primarily related to the purchase of $1.1 million of production equipment for a new plant in Vancouver, Canada, and the addition of water bottles, water coolers, delivery trucks and computer equipment. Based on the Company's existing operations, management expects that the Company's capital expenditures will total approximately $9.7 million in 1999.

         In May 1999, the Company paid $8.5 million to repurchase $10 million face value of its outstanding Subordinated Notes Payable. An extraordinary gain of $757,748 related to the repurchase of the Subordinated Notes has been recorded, net of applicable income taxes of $386,000 and costs of $356,252 representing a write off of a proportionate amount of deferred charges incurred in connection with the issuance of the Subordinated Notes in November of 1997.

         The Company believes that existing cash balances together with cash generated from operations and available borrowings under the Senior Credit Facility will be sufficient to finance the Company's working capital and capital expenditure requirements for the remainder of 1999 as well as some small acquisitions. However, there can be no assurance that such resources will be sufficient to meet the Company's anticipated requirements or that capital will be available to the Company on terms and conditions acceptable to the Company.

SENIOR CREDIT FACILITY

         On May 26, 1998, the Company completed a $40 million Senior Credit Facility (the "Credit Facility") with the Toronto-Dominion Bank. The Credit Facility was to be used for purposes of financing future capital investments, working capital, business acquisitions and general corporate purposes. As at December 31, 1998, the Company was in violation of a financial covenant under the Senior Credit Facility. On May 17, 1999, the Company reached agreement with its lenders to amend the Senior Credit Facility (the "Amended Facility"). The Amended Facility will provide the Company with increased operating flexibility and restored the Company's compliance with all financial covenants.

         The Amended Facility is structured as a multi- currency facility and provides for a $15 million operating line which is renewable annually by April 30, a $5 million five year acquisition line and a $10 million short term credit line expiring October 31, 1999 that provides the Company with flexibility to repurchase, at its discretion, certain of the Company's outstanding Subordinated Notes Payable. The Company's payment obligation under the Amended Facility is secured by a first priority security interest over substantially all of the assets of the Company; obligations under the Amended Facility rank senior to the payment of the Subordinated Notes Payable. Any amounts borrowed under the Amended Facility will be repaid ratably over a five year period commencing October 31, 2000 based on the balances outstanding as of that date.

         Amounts outstanding under the Amended Facility bear interest at specified rates based on the Canadian prime, U.S. prime, London inter-bank market and Bankers' Acceptances rates. As of June 30, 1999, the Company had approximately $7.9 million of available credit under its $15.0 million operating line, $1.5 million available under its $10 million Subordinated Note repurchase facility and $5.0 million available under the acquisition facility.



YEAR 2000

         The Year 2000 issue arises due to computer programs using two digits rather than four to define an applicable year. Computer programs may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations leading to disruptions in the Company's operations. If the Company or its significant customers or suppliers fail to adequately address the Year 2000 issue, such failure could have an adverse impact on the Company's ability to operate its business.

         Sparkling Spring has taken action to address and complete the work associated with the Year 2000. Each of the Company's business locations has established a team to identify and correct Year 2000 issues. The Company's principal financial and operational computer systems utilize software developed and supported by an outside computer software supplier. It is the Company's understanding that this supplier has completed an analysis of the changes required to accommodate the Year 2000 and that these changes are incorporated in the most recent software upgrades provided to the Company. To date the Company has installed these software upgrades at five of its locations and intends to complete the installation and testing of these upgrades at all of its locations by the end of September 1999. In addition, the impact of Year 2000 on manufacturing plants and building facilities is also being addressed. The Company is also investigating the Year 2000 capabilities of suppliers, customers and other external entities, and developing contingency plans where necessary.

         The Company estimates that the total cost of addressing and completing the work associated with the Year 2000 issue will be approximately $250,000 exclusive of expenditures for software and telephone system upgrades required to accommodate the Company's growth and anticipated future requirements. This expectation is based on the assumption that the Company has contemplated all significant actions required and that significant costs related to Year 2000 will not be incurred on behalf of the Company's customers or suppliers. This assumption also excludes any capital costs that may be required to purchase returnable bottles if the Company's customers decide to increase inventories as a precaution over the year-end period.

RECENT ACCOUNTING PRONOUNCEMENTS

         In June 1997, SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information were issued. These standards are applicable to the Company commencing with its December 31, 1998 Financial Statements and its March 31, 1999 Interim Financial Statements.

         The impact of SFAS No. 130 is to include the change in the cumulative translation adjustment account in the determination of Comprehensive Income.

         The impact of SFAS No. 131 is to disclose certain information about the revenues the Company derives from each of its major products in addition to segmented information for the countries in which it earns revenues and holds assets.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

         Statements included in this Report that do not relate to present or historical conditions are "forward looking statements" within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "1995 Reform Act"). Additional oral or written forward-looking statements may be made by the Company from time to time, and such statements may be included in documents other than this Report that are filed with the SEC. Such forward-looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in such forward-looking statements. Forward-looking statements in this Report and elsewhere may include without limitation, statements relating to the Company's plans, strategies, objectives, expectations, intentions and adequacy of resources and are intended to be made pursuant to the safe harbor provisions of the 1995 Reform Act. Words such as "believes," "forecasts," "intends," "possible," "expects," "estimates," "anticipates," or "plans" and similar expressions are intended to identify forward-looking statements. Investors are cautioned that such forward-looking statements involve risks and uncertainties including without limitation the following: (i) the Company's plans, strategies, objectives, expectations and intentions are subject to change at any time at the discretion of the Company; (ii) the Company's ability to expand by acquisitions is dependent upon, and may be limited by, the availability of suitable acquisition candidates and the availability of financing therefor on suitable terms; (iii) the Company's ability to obtain financing will be affected by restrictions contained in the Indenture and the Company's other existing and future financing arrangements; (iv) the Company's proposed expansion strategy will be substantially dependent upon the Company's ability to hire and retain skilled management, financial, marketing and other personnel; (v) the Company's plans and results of operations will be affected by the Company's ability to successfully manage growth (including monitoring operations, controlling costs and maintaining effective quality and inventory controls; (vi) the market for attractive acquisitions in the bottled water industry is becoming increasingly competitive, which could make the Company's acquisition strategy more difficult to achieve; (vii) the Company's operations are subject to the jurisdiction of various governmental and regulatory agencies which regulate the quality of drinking water and other products and any failure by the Company to comply with existing and future laws and regulations could subject the Company to significant penalties or impose additional costs on the Company or otherwise have a material adverse affect on its financial position or results of operations; (viii) any interruption in the availability of water to the Company from municipal sources and local natural springs could have a material adverse affect on the Company's operations until suitable replacement sources are located; (ix) risks associated with issues surrounding Year 2000 for the Company, its customers and suppliers; and (x) other risks and uncertainties indicated from time to time in the Company's filings with the SEC.

Part II    Other Information

Item 6.           Exhibits and  Reports on Form 6-K

         (a)      Exhibits

                  Amended and Restated Credit Agreement between Sparkling Spring Water Group Limited, Sparkling Spring Water Limited, Nature Springs Water Company Limited and Spring Water, Inc. as Borrowers and The Toronto-Dominion Bank, Toronto Dominion (Texas), Inc. and The Toronto-Dominion Bank, London Branch as Lenders, dated as of May 17, 1999.

         (b)      Reports on 6-K (incorporated by reference)

                  Report on Form 6-K dated April 16, 1999 covering the Press Release dated April 12, 1999 announcing record revenue for 1998 and improved 1st quarter 1999 performance.

                  Report on Form 6-K dated May 11, 1999 covering the Press Release dated May 5, 1999 announcing amendment of the Company's Senior Credit Facility.